09056497

ES
E COMMISSION
20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR - 2 2009

Washington DC
110

SEC FILE NUMBER
8-67355

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Evolution Markets Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Bank Street
(No. and Street)

White Plains (City) New York (State) 10606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Saul P. Sarrett (914) 323-0207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Saul P. Sarrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evolution Markets Financial Services, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEIA CURCURUTO
Notary Public, State of New York
No. 01CU6158744
Qualified in Westchester County
Commission Expires 1/8/2011

Notary Public

Signature

Chief Compliance Officer
Chief Operating Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evolution Markets Financial Services, LLC
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of Evolution Markets Financial Services, LLC
(a wholly-owned subsidiary of Evolution Markets, Inc.):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Evolution Markets Financial Services, LLC (the "Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. Management has obtained a letter of support from Evolution Markets, Inc. (the "Parent") as referenced in Note 3 - Risks and Uncertainties. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

February 26, 2009

Evolution Markets Financial Services, LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 660,895
Due from parent	25,655
Prepaid expenses	22,289
Other assets	110,717
Deferred income taxes, net	21,707
Taxes receivable, current	696,778
Total assets	$ 1,538,041
Liabilities and Member's Equity	
Employee compensation payable	$ 16,144
Accounts payable, accrued expenses and other liabilities	96,170
Total liabilities	112,314
Commitments and contingencies	
Member's equity	
Member's equity	1,425,727
Total member's equity	1,425,727
Total liabilities and member's equity	$ 1,538,041

The accompanying notes are an integral part of this financial statement.

1. Organization

Evolution Markets Financial Services, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed under the Limited Liability Company laws of the State of Delaware. The company is a wholly-owned subsidiary of Evolution Markets, Inc. ("Evolution"). The Company primarily conducts investment banking business.

2. Summary of Significant Accounting Policies

Use of Estimates

The presentation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and cash equivalents when purchased, of three months or less. As of December 31, 2008 there are no cash equivalents. Cash on deposit with financial institutions exceeds federal insurance limits. The Company's cash is held at one financial institution.

Income Taxes

Income taxes are accounted for on the asset and liability method in accordance with SFAS No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertain tax positions in accordance with SFAS No. 109, Accounting for Income Taxes. The Company will be required to recognize in its financial statements the largest tax benefit of a tax position that is "more-likely-than-not" to be sustained on audit based solely on the technical merits of the position as of the reporting date. FIN 48 also provides guidance on new disclosure requirements, reporting and accrual of interest and penalties, accounting in interim periods and transition. Effective January 1, 2007 the Company adopted the provisions of FIN 48 which addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Upon adoption of FIN 48, the Company did not need to recognize any liability for uncertain tax positions.

Stock-Based Compensation

Evolution has adopted the provisions of Statement of Financial Accounting Standards No. 123R, Share – Based Payment, ("SFAS 123R") using the prospective application transition method which

establishes accounting for stock-based awards exchanged for employee services. Stock-based compensation cost is measured at grant date, based on the fair value of the award, over the requisite service period for awards granted, modified or canceled after January 1, 2006. Under the prospective transition method, awards granted prior to January 1, 2006 continue to be accounted for under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25").

3. Risks and Uncertainties

The Company's investment banking fees may be adversely impacted by continued market pressures including volatility in the business environment and continued negative impacts in the credit market.

The Company has evaluated its ability to meet future operating expenses, cash needs and anticipated regulatory capital requirements to ensure its business operations can continue without interruption. Based on this evaluation, Evolution has undertaken to provide additional funding as may be required, from time to time, in the form of capital contributions through January 1, 2010 at a minimum.

4. Income Taxes

Deferred tax assets are provided for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. The net deferred income tax is solely reflective of the Stock compensation expense.

The Company is a single member limited liability company included in Evolution's federal and state income tax filings for the year ended December 31, 2008. The provision is settled as incurred with the parent Evolution.

Evolution's income tax returns can be periodically examined by various tax authorities. In connection with tax audits and examinations, certain tax authorities, including the Internal Revenue Service, may raise issues and impose additional assessments. Evolution regularly evaluates the likelihood of additional assessments that may result from these examinations and establish liabilities, through income tax expense, for probable payment amounts that may result there from; such tax liabilities are adjusted as information becomes available or when an event requiring a change to these tax liabilities occurs.

5. Employee Benefit Plan

Evolution maintains a 401k plan (the "Plan") covering all of its United States eligible employees including those employed by the Company. Evolution has not made any matching contributions to date. The Plan is administered by a third party administrator.

6. Commitments and Contingencies

The company is subject to regulation under U.S. federal and state law and by certain self-regulatory bodies, including FINRA and the SEC, in the normal course of its business, the Company is subject to inquiries and regulatory examinations by many of these regulatory authorities.

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $548,581 which was $541,094 in excess of its required net capital of $7,487. The Company's net capital ratio was .20 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (i).

8. Related Party Transactions

Evolution provides the Company various management and other services including the right to use a designated portion of office space in addition to receiving the benefit of certain employment related and overhead costs incurred. In return, the Company pays a 3% fee to Evolution, in accordance with the service level agreement, which has been allocated to the respective operating expense accounts. The total amount of fees paid to Evolution for year ended December 31, 2008 was $323,045.

Evolution Markets Financial Services, LLC

Statement of Financial Condition
As of December 31, 2008